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                        [Dean & DeLuca, Inc. Letterhead]



                                                                January 10, 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attn.: Ms. Anita Karu, Stop 0308, Room 3402

         Re: Dean & DeLuca, Inc. Registration Statement on
             Form S-1 (Registration No. 333-36648)
             ---------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, Dean & DeLuca, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (Registration No. 333- 36648), originally filed on May 10, 2000, together with all exhibits thereto (the "Registration Statement"). The offering contemplated by this Registration Statement has been terminated due to unfavorable market conditions. In addition, please be advised that the Company has not printed or circulated preliminary prospectuses nor issued or sold any of its securities under this registration.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

         Please address any questions to the attention of Dane J. Neller at
(212) 226-6800.

                                              Respectfully,

                                              /s/ Dane J. Neller
                                              ------------------------
                                              Dane J. Neller

cc: Denis A. Dufresne, Esq. (Kaye, Scholer, Fierman, Hays & Handler, LLP)
    Matthew Herman, Esq. (Brobeck, Phleger & Harrison, LLP)